3/11/03

SECU[barcode] 03014076 COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-065369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-08-02 AND ENDING 12-31-02.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.K. RILEY INVESTMENTS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 3RD AVE, SUITE 2790
(No. and Street Address)

SEATTLE (City) WASHINGTON (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD K. RILEY (Name) (206) 832-1520 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

701 PIKE STREET, SUITE 1500 (Address) SEATTLE (City) WASHINGTON (State) 98101 (Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Brian Bertsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. RILEY INVESTMENTS, LLC, as of DECEMBER 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHIQUITA R. HENDERSON NOTARY PUBLIC COMMISSION EXPIRES 10-30-05 STATE OF WASHINGTON

Signature

Executive Vice President

Title

Chiquita Henderson

Notary Public

Chiquita Henderson

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Conditions with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5.

*****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).***

Report pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountants

E.K. Riley Investments, LLC

December 31, 2002

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Member
E.K. Riley Investments, LLC

We have audited the accompanying statement of financial condition of E.K. Riley Investments, LLC (a wholly-owned subsidiary of E.K. Riley & Company, Inc.) as of December 31, 2002, and the related statements of earnings, changes in member's equity and cash flows from May 8, 2002 (date of inception) through December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.K. Riley Investments, LLC as of December 31, 2002, and the results of its operations and its cash flows from May 8, 2002 (date of inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Seattle, Washington
February 14, 2003

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash and cash equivalents	$ 206,964
Deposits with clearing organization	350,200
Receivable from clearing organization	269,651
Prepaid expenses	50,694
Securities owned	2,750,905
	3,628,414
PROPERTY AND EQUIPMENT, net	27,297
OTHER DEPOSITS	12,020
Total assets	$ 3,667,731
LIABILITIES	
Accounts payable and accrued expenses	$ 198,012
Securities sold, not yet purchased, at market value	99,264
Payable to clearing organization	2,638,980
Note payable	3,623
	2,939,879
MEMBER'S EQUITY	
Contributed capital	450,000
Accumulated earnings	277,852
	727,852
Total liabilities and member's equity	$ 3,667,731

The accompanying notes are an integral part of this statement.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENT OF EARNINGS

Period from May 8, 2002 (date of inception) through December 31, 2002

Revenues	
Commissions	$ 40,812
Net gains from trading and investment securities	786,884
Interest and dividend income	12,027
Other income	2,629
Total revenues	842,352
Expenses	
Employee compensation and benefits	429,651
Brokerage, exchange and clearance fees	27,855
Communications and data processing	21,085
Interest expense	6,742
Occupancy	46,663
Other expenses	32,504
Total expenses	564,500
NET EARNINGS	$ 277,852

The accompanying notes are an integral part of this statement.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Period from May 8, 2002 (date of inception) through December 31, 2002

	Contributed capital	Accumulated earnings	Total
Balance at May 8, 2002	$ -	$ -	$ -
Capital contribution	450,000	-	450,000
Net earnings	-	277,852	277,852
Balance at December 31, 2002	$ 450,000	$ 277,852	$ 727,852

The accompanying notes are an integral part of this statement.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENT OF CASH FLOWS

Period from May 8, 2002 (date of inception) through December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents	
Cash flows from operating activities	
Net earnings	$ 277,852
Adjustments to reconcile net earnings to net cash used in operating activities	
Depreciation and amortization expense	2,882
Changes in assets and liabilities:	
Deposits with clearing organization	(350,200)
Prepaid expenses	(50,694)
Trading securities	(2,750,905)
Other deposits	(12,020)
Accounts payable and accrued liabilities	198,012
Securities sold, not yet purchased	99,264
Payable to clearing organization, net	2,369,329
Net cash used in operating activities	(216,480)
Cash flows from investing activities	
Purchases of property and equipment	(21,097)
Net cash used in investing activities	(21,097)
Cash flows from financing activities	
Proceeds from capital contributions	450,000
Payments on note payable	(5,459)
Net cash provided from financing activities	444,541
Net increase in cash and cash equivalents	206,964
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 206,964
Supplemental information	
Cash paid during the period for interest	$ 6,742
Noncash investing and financing activities	
Purchase of leasehold improvements through note payable	$ 9,082

The accompanying notes are an integral part of this statement.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E.K. Riley Investments, LLC (the Company), a wholly-owned subsidiary of E.K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in brokerage and investment advisory services of fixed-income securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company has offices in Washington and Florida, however, its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Basis of Accounting

The accounts of the Company are maintained on an accrual basis. Revenues and investment income are recognized as they are earned.

2. Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash and cash equivalents as reported in the accompanying balance sheet approximates fair value.

3. Security Transactions and Revenue Recognition

Security transactions and related revenue and receivables are recorded on a trade date basis. Interest and dividend income are recognized during the period earned. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Changes in the value of these securities are reflected currently in the results of operations.

4. Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Income Taxes

The Company's taxable income or loss is reported in the consolidated federal income tax returns of the Parent, and therefore, the financial statements include no provision for federal income taxes. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

6. Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

7. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - AGREEMENT WITH CLEARING ORGANIZATION

The Company introduces all customer transactions in securities traded on U.S. securities markets to the Bank of New York Clearing Services, LLC. (BNYCS) on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. Management does not anticipate nonperformance by customers and counterparties in the above situations.

NOTE B - AGREEMENT WITH CLEARING ORGANIZATION - Continued

In addition to the clearing services provided, BNYCS also loans money to the Company to finance trading accounts.

NOTE C - SECURITIES OWNED

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Government collateralized mortgage obligations	$ 2,696,298	$ 99,264
Corporate collateralized mortgage obligations	54,607	-
	$ 2,750,905	$ 99,264

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2002 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2002.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2002:

Computer software	$ 10,600
Computers and equipment	9,941
Leasehold improvements	9,638
	30,179
Less accumulated depreciation and amortization	2,882
	$ 27,297

NOTE E - RELATED PARTY TRANSACTIONS

The Company intends to distribute funds to its Parent for federal income tax obligations that are incurred by the Parent as a result of its ownership in the Company. This amount should approximate $96,000 related to the 2002 tax year.

E.K. Riley Investments, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE F - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement. The future minimum payments required for this lease include $30,974 due through June 2003. In 2003, the Company signed an agreement to exercise its option to extend the office lease through June 2005. Future minimum payments under the extension total $30,974, $61,948 and $30,974 for 2003, 2004 and 2005, respectively. The Company also has a month-to-month lease agreement for its Boca Raton, Florida office. Rental expense for all operating leases amounted to approximately $35,000 for 2002.

Brokerage Fees

In accordance with the Clearing Agreement the Company entered into with BNYCS on September 13, 2002, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $7,500 per month for brokerage fees, which are waived for the first nine months of the Agreement. The Agreement expires on September 12, 2005, however, either party may terminate the Agreement upon ninety days' written notice.

NOTE G - EMPLOYEE BENEFIT PLANS

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the Plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company does not make matching contributions.

NOTE H - NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule, or eight times its "net capital" during the first year of operations.

At December 31, 2002, the Company's net capital and required net capital were $418,041 and $25,204, respectively, and its ratio of aggregate indebtedness to net capital was 0.48 to 1. The Company's absolute minimum required net capital is $100,000.

SUPPLEMENTAL INFORMATION

E.K. Riley Investments, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2002

Aggregate indebtedness		
Total liabilities		$ 2,939,879
Less, nonaggregate indebtedness liabilities		2,738,244
Aggregate indebtedness		$ 201,635
Net capital		
Total stockholder's equity		$ 727,852
Adjustments to net capital pursuant to Rule 15c3-1		
Deduct		
Nonallowable assets		
Property and equipment	$ 27,297	
Other assets	62,714	90,011
Haircuts on securities		
Trading and investment securities	167,349	
Undue concentrations	52,451	219,800
Net capital		418,041
Minimum net capital requirement		25,204
Absolute minimum net capital requirement pursuant to Rule 15c3-1		100,000
Excess net capital over minimum requirements		$ 318,041
Ratio of aggregate indebtedness to net capital		.48 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2002

Net Capital

Net capital as of December 31, 2002, as reported in Company's Part II unaudited FOCUS report	$	424,801
Adjustment to record note payable and to adjust securities to fair market value		6,760
Net capital as of December 31, 2002, as adjusted	$	418,041

Aggregate Indebtedness

Aggregate indebtedness as of December 31, 2002 per unaudited report filed by Company	$	198,012
Adjustment to record note payable		3,623
Aggregate indebtedness at December 31, 2002, as adjusted	$	201,635

These adjustments changed the ratio of aggregate indebtedness to net capital of 0.48 to 1 from 0.47 to 1 as previously reported in the unaudited FOCUS Part IIA for the year ended December 31, 2002.

SUPPLEMENTARY REPORT

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

To the Member
E.K. Riley Investments, LLC

In planning and performing our audit of the financial statements of E.K. Riley Investments, LLC (the Company) as of December 31, 2002 and from May 8, 2002 (date of inception) through December 31, 2002, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Grant Thornton LLP

Seattle, Washington
February 14, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

701 Pike Street, Suite 1500
Seattle, WA 98101-2310
T (206) 623-1121
F (206) 623-9247
W www.grantthornton.com